

July 20, 2010

Via U.S. Mail and Fax (952) 715-5088

Michael A. Norona
Executive Vice President & Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, Virginia 24012

> **Re:** **Advance Auto Parts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-16797**

Dear Mr. Norona:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director